DynTek, Inc.

19700 Fairchild Road, Suite 230

Irvine, CA  92612

December 19, 2007

H. Christopher Owings

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Judiciary Plaza

Washington, D.C. 20549

Re:	DynTek, Inc.: Post-Effective Amendment No.1 to Registration Statement on Form S-1 (“Post-Effective Amendment”)
File No.: 333-135056
Filed on: October 29, 2007

Dear Mr. Owings:

                The undersigned, as Chief Executive Officer of DynTek, Inc. (the “Company”), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Post-Effective Amendment.

                Therefore, the Company hereby requests that the above-referenced Post-Effective Amendment be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).  This will confirm on behalf of the Company that in connection with such Post-Effective Amendment, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

                If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Christopher D. Ivey at (949) 725-4121.  Thank you for your courtesy and cooperation in this matter.

Very truly yours,

DYNTEK, INC.

/s/ Casper W. Zublin, Jr.
Casper W. Zublin, Jr.
Chief Executive Officer